Selina

Selina Announces Updates to Its Executive Leadership Team

NEW YORK (April 1, 2024) – Selina Hospitality PLC ("Selina"; NASDAQ: SLNA), a global lifestyle and experiential hospitality company catering to millennial and Gen Z travelers, today announces recent updates to its executive leadership team.

Gadi Hassin has been promoted to Chief Operating Officer ("COO"), where he oversees the operational, commercial and financial performance of Selina's hotel portfolio. Mr. Hassin joined Selina in 2020 as Managing Partner of the APAC region where he was responsible for significant regional expansion and operational excellence. As COO, Mr. Hassin will leverage his 30 years of experience in the hospitality industry across 4 continents and 7 countries, including time at Hyatt Hotels Corporation, The Ritz Carlton, and the Ovolo Group.

"I am excited to be named Chief Operating Officer of Selina," said Gadi Hassin. "We have an incredible portfolio of hotels and I look forward to supporting and guiding the operations leadership team to drive excellence and improvement. We have the potential to improve the performance of our existing portfolio and we have a clear path on how to do that. My focus will be on driving operational excellence across the organization, ensuring we deliver an exceptional experience for our guests while paving the path to profitability."

Rafael del Castillo has been appointed as Selina's first Chief Revenue Officer ("CRO"), where he will be responsible for driving increased revenue performance at Selina's hotel portfolio. His top two priorities will be to continue the traction to optimize occupancy levels and to grow the food and beverage business. Prior to Selina, Mr. del Castillo held leadership positions at a number of leisure and lodging companies, including managing marketing, sales, and product development at Valentin Hotel Group, overseeing the hotel product team across Latin America at Expedia Group, and leading market strategy for Marriott International Inc. in Mexico.

"I am excited to join Selina at this time. After spending time with Rafael and Daniel, I believe in the enormous potential this brand can have, not only for growth with the existing hotel base, but to eventually open more Selinas in attractive markets once the Company resumes expansion."

Emilo Gracia was appointed as Chief People Officer of Selina. Mr. Gracia will oversee Selina's more than 2,000 employee-base, training programs, compensation and benefits, and recruiting of corporate and hotel level roles. Prior to Selina, Mr. Gracia served as VP of Culture & Human Resources at the World Travel & Tourism Council (WTTC), where he played a pivotal role in developing strong leadership and coaching cultures in alignment with business objectives. Prior to his role at WTTC, Mr. Gracia held key international leadership positions at renowned organizations such as Michael Kors, Christian Louboutin and Value Retail, where he spearheaded strategic global HR initiatives and talent management programs to support business growth

"This is a great time to join Selina. I believe that with my background I can provide immediate value to many core HR processes, which can help get Selina back to a foundation from which it can grow. I found the brand captivating as a guest and look forward to the future."

Selina

In addition to welcoming new leadership team members, Selina extends its sincere thanks to **Lena Katz**, former Chief Technology Officer, and **Sam Khazary**, former Executive Vice President and Global Head of Corporate Development, for their valuable contributions to Selina. Their leadership and dedication were instrumental to Selina's initial growth and development. We wish them all the best in their future endeavors. The existing leadership team will assume these roles and responsibilities.

“We are grateful to Lena and Sam for their contributions, and we are excited to see what the future holds for them,” said Rafael Museri, CEO & Co-founder of Selina. “The promotion of Gadi Hassin to COO reflects his exceptional leadership and operational expertise. We are confident that Selina is well-positioned for continued innovation and success with Gadi, as well as the new additions of Rafael del Castillo as Chief Revenue Officer and Emilo Gracia as Chief People Officer. Our strengthened leadership team is now set and positioned well to keep Selina moving in the right direction.”

About Selina Hospitality PLC

Selina Hospitality PLC (NASDAQ: SLNA) is a global hospitality brand built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in over 20 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on X, Instagram, Facebook, Linkedin or YouTube.

Contacts
Media: press@selina.com
Investor: investors@selina.com